EXHIBIT NO. 2:  Press release, dated August 14, 2009, announcing that the Board of Directors of CEMEX, S.A.B. de C.V. (NYSE: CX) resolved to call an Extraordinary General Shareholders Meeting to be held on September 4, 2009.

Media Relations Jorge Perez (52-81) 8888-4334	Investor Relations Eduardo Rendon (52-81) 8888-4256	Analyst Relations Luis Garza (52-81) 8888-4136

CEMEX ANNOUNCES EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

Monterrey, Mexico. August 14, 2009 – CEMEX, S.A.B. de C.V. (NYSE: CX) announced today that its Board of Directors has resolved to call an Extraordinary General Shareholders Meeting to be held at the auditorium of the Museo de Arte Contemporáneo, A.C., located at Zuazua and Jardón streets, Colonia Centro, in the city of Monterrey, NL, at 12:00 PM local time on September 4, 2009.

The agenda to be discussed at the meeting is:

I.
Resolution regarding a proposal of the Board of Directors to increase the variable portion of the capital stock, and to issue bonds convertible into shares; for which purpose a proposal will be made to issue up to 4.8 billion unsubscribed shares (equivalent to 1.6 billion CPOs or 160 million ADSs), to be initially held in the company’s treasury and subsequently subscribed by the investing public through a public offer, in accordance with article 53 of the Securities Market Law or, if applicable, to effect the conversion of bonds issued pursuant to article 210 Bis of the Negotiable Instruments and Credit Transactions Law; preemptive subscription rights shall not be available in either case.

The shares representing the increase in the capital stock will be represented by ordinary participation certificates (“CEMEX.CPO”), each CPO representing three ordinary shares.  The proposal will be that the public offer and, if applicable, the issuance of convertible bonds, be carried out within a period of 24 months.

II.	Appointment of a delegate or delegates to formalize the resolutions adopted at the meeting.

The proposals of the Board of Directors are designed to give CEMEX the flexibility to issue additional equity and/or convertible bonds when market conditions are appropriate and thus strengthen CEMEX’s balance sheet.

Holders of record of CPOs on August 24 (the CPO Record Date) will be entitled to vote. CPO holders should refer to the Notice of Meeting that will be published on August 15, 2009, for voting instruction. The Notice of Meeting is available on our website www.cemex.com.

Holders of record of ADSs on August 21, 2009 (the ADS Record Date) will be entitled to vote. ADS holders will receive proxy voting information via mail. Additional voting information for ADS holders will be included on our website on the ADS Record Date.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release and no assurance can be given of the outcome of these negotiations with the banks.